EXHIBIT 12.1
CDW CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

	Years Ended December 31,
(dollars in millions)	2013	2014	2015	2016	2017
Computation of earnings:
Income before income taxes and adjustment for (income) loss from equity investees	$194.9	$385.5	$657.2	$671.2	$659.4
Distributed income from equity investees	1.0	1.1	1.0	1.1	0.7
Fixed charges	254.3	202.8	164.5	153.9	155.1
Total earnings	$450.2	$589.4	$822.7	$826.2	$815.2

Computation of fixed charges:
Interest expense	$241.8	$191.3	$153.5	$141.8	$145.7
Amortization of deferred financing costs and debt premium	8.8	6.4	6.4	6.5	5.2
Portion of rent expense representative of interest (1)	3.7	5.1	4.6	5.6	4.2
Total fixed charges	$254.3	$202.8	$164.5	$153.9	$155.1

Ratio of earnings to fixed charges	1.8	2.9	5.0	5.4	5.3

(1)	Fixed charges include a reasonable estimation of the interest factor included in rental expense.